March 21, 2025

Belinda Nucifora
Chief Financial Officer
IREN Limited (f/k/a Iris Energy Limited)
Level 12; 44 Market Street
Sydney, NSW 2000 Australia

       Re: IREN Limited (f/k/a Iris Energy Limited)
           Form 20-F for Fiscal Year Ended June 30, 2024
           File No. 001-41072
Dear Belinda Nucifora:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Crypto Assets
cc:   Marcel Fousten